UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA announces Fourth Quarter and Full Year 2016

Operational and Financial Results

Monterrey, Mexico, February 27, 2016— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated results for the fourth quarter and full year 2016.1

Fourth quarter 2016 summary

OMA generated growth in its operating indicators and solid financial results in the fourth quarter of 2016. The sum of aeronautical and non-aeronautical revenues rose 27.0%. The increase in aeronautical revenues reflects the initiatives to develop new routes and connectivity of the 13 airports, which translated into an increase of 12.5% in passenger traffic, as well as the increase in tariffs in the second quarter of 2016. Non-aeronautical revenues were noteworthy for the performance of diversification activities, principally OMA Carga, and commercial activities, principally as a result of the performance of stores and restaurants. Adjusted EBITDA rose 35.2% with an Adjusted EBITDA margin of 62.2%. Operating income rose 19.9% and net income increased 43.7%.

1Unless otherwise stated, all references are to the fourth quarter of 2016 (4Q16), and all percentage changes are with respect to the same period of the prior year. The exchange rates used to convert foreign currency amounts were Ps. 20.6640 per U.S. dollar as of December 31, 2016 and Ps. 17.3398 as of December 31, 2015.

The principal results of the fourth quarter include:

▪	Total terminal passenger traffic increased 12.5% to 4.9 million in 4Q16. Domestic traffic increased 13.9%, while international traffic decreased 3.8%. The Monterrey, Culiacán, Chihuahua, and Ciudad Juárez airports had the most growth.
▪	Thirteen new routes opened in the quarter, including nine domestic and four international routes.
▪	Aeronautical revenues increased 30.6%, principally as a result of the growth in passenger traffic and an increase in specific tariffs in 2Q16.
▪	Aeronautical revenues per passenger increased 16.1% to Ps. 214.2.
▪	Non-aeronautical revenues increased 17.3%, principally as an indirect result of increased passenger traffic and the performance of diversification and commercial activities.
▪	Non-aeronautical revenues per passenger increased 4.2% to Ps. 73.4.
▪	Adjusted EBITDA[2] increased 35.2% to Ps. 879 million. The Adjusted EBITDA margin reached 62.2%, up 378 basis points.
▪	Consolidated net income increased 43.7% to Ps. 569 million. Earnings were Ps. 1.44 per share, or US$ 0.56 per American Depositary Share (ADS).
▪	Total Capex, major maintenance, and other smaller expenditures included in the Master Development Program (MDP) and strategic investments totaled Ps. 277 million.

Annual Summary

During the full year 2016, OMA generated positive operational and financial results, and set new records for passenger traffic, revenues, Adjusted EBITDA, Adjusted EBITDA margin, and consolidated net income. Passenger traffic reached 18.8 million, a 10.9% increase compared to 2015. The growth in traffic resulted in a 27.7% increase in aeronautical revenues and a 19.9% increase in non-aeronautical revenues. The sum of aeronautical and non-aeronautical revenues was Ps. 5,205 million, an increase of 25.6%. During the year, 29 net new routes opened. At the same time, OMA maintained discipline in total operating costs and expenses, which rose 11.9%. Cash flow continued to increase, with Adjusted EBITDA reaching Ps. 3,323 million (+35.7%), with an Adjusted EBITDA margin of 63.8%. Operating income grew 36.7%. The effective tax rate was 28.5%. Consolidated net income reached Ps. 1,877 million, an increase of 51.7%. Earnings per share were Ps. 4.76 and US$ 1.84 per ADS. In order to expand and improve infrastructure and to improve service quality in our 13 airports, a total of Ps. 623 million was used for the Master Development Program and strategic investments. For the full year, the return on equity reached 28.0%.

2 Adjusted EBITDA excludes the non-cash maintenance provision, construction revenue, and construction expense. OMA provides a full reconciliation of Adjusted EBITDA to Net Income in the corresponding section of this report; see also the Notes to the Financial Information.

2

During the year, OMA continued to position itself as a leader in the area of sustainability, in its different aspects. Certifications for workplace safety, environmental management, and social responsibility were renewed in a number of business units. Among the principal achievements, OMA was included in the Dow Jones Sustainability Index (“DJSI”) for the second consecutive year and the Mexican Stock Exchange’s Sustainability Index (“IPC Sustentable”) for the sixth consecutive year. The company was awarded recognition as a “Great Place to Work” for the fifth consecutive year and had the highest ranking among the 100 companies evaluated in the northeastern region of Mexico. OMA also received certification as a Socially Responsible Company from the Mexican Center for Philanthropy for the ninth consecutive year. In addition, the Torreón and Zihuatanejo airports received their “Civil Aerodrome Certification” from the Ministry of Communications and Transportation. OMA was included as a constituent in the Mexican Stock Exchange’s benchmark IPC Index for the second consecutive year.

3

4Q16 Operating Results

Passenger Traffic, Flight Operations, and Cargo Volumes

The total number of flight operations (takeoffs and landings) increased 4.8% to 91,856 operations. Domestic flight operations increased 6.0%, and international operations decreased 2.5%.

Total passenger traffic increased 12.5% (+548,400 passengers). Of total passenger traffic, 87.8% was domestic, and 12.2% was international. Commercial aviation accounted for 98.3% of passenger traffic. Monterrey generated 48.5% of passenger traffic, Culiacán 9.9%, and Chihuahua 7.2%.

Domestic passenger traffic increased 13.9% (+526,519 passengers). Eleven airports recorded growth, with the largest increases in: Monterrey (+13.1%; +238,822), because of increased traffic on the Mexico City, Cancún, Guadalajara, Tijuana, and Mérida; Culiacán (+21.6%; +84,759), from higher traffic on the Tijuana, Guadalajara, and Mexicali routes; Chihuahua (+25.5%; +67,175), from increased traffic on the Mexico City and Guadalajara routes; and Ciudad Juárez (+24.5%; +56,416), also as a result of higher traffic on the Mexico City and Guadalajara routes.

Nine domestic routes opened during the quarter, and three closed.

4

International passenger traffic increased 3.8%, and eight airports recorded increases in international traffic. Durango (+127.6%; +7,846 passengers) had the largest increase as a result of traffic growth on its Chicago route. Monterrey (-2.0%; -6,592) had the largest decrease, principally because of reductions on the Dallas and Miami routes.

During the quarter, four international routes opened.

See Annex Table 1 for more detail on passenger traffic by airport.

Air cargo volumes increased 0.2%. Of total air cargo volume, 63.9% was domestic and 36.1% was international.

Commercial Operations

The continuous improvement in the commercial and services offerings and the implementation of OMA’s commercial strategy resulted in the opening of 21 commercial spaces or initiatives in 4Q16, including car rental, retail stores, financial services, hotel promotion, and passenger services. The commercial space occupancy rate was 95.2% in 4Q16.

5

Hotel Services

▪	NH Collection Terminal 2 Hotel had a 79.1% occupancy rate, with a 9.5% increase in the average room rate to Ps. 2,368 per night. Revenues increased 2.5% to Ps. 60 million.
▪	The Hilton Garden Inn had a 71.6% occupancy rate, with an average room rate of Ps. 2,057, up 22.1%. Revenues grew 55.1% to Ps. 22 million.

OMA Carga Operations

OMA Carga increased both air and land freight logistics activities, recording a 30.8% increase in revenues to Ps. 37 million. Freight handled grew 19.7% to 7,291 metric tons.

Industrial Services

OMA VYNMSA Aero Industrial Park: The two warehouses in operation generated Ps. 3 million in revenues in 4Q16.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 30.6% to Ps. 1,054 million, principally as a result of higher passenger volumes and increases in specific tariffs in 2Q16, as well as the strengthening of the dollar against the peso and an increase in the number of operations. Revenue from domestic passenger charges increased 38.4%, revenue from international passenger charges increased 28.4%, and other aeronautical services revenue increased 6.0%.

Monterrey contributed 47.2% of aeronautical revenues, Culiacán 9.4%, Chihuahua 7.2%, and Ciudad Juárez 5.5%.

Aeronautical revenue per passenger was Ps. 214.2, an increase of 16.1%.

6

Non-aeronautical revenues increased 17.3% to Ps. 361 million, and represented 25.5% of the sum of aeronautical and non-aeronautical revenues. The increase reflected principally the expansion of commercial and diversification activities.

Non-aeronautical revenues per passenger increased 4.2% to Ps. 73.4. Non-aeronautical revenues per passenger, excluding diversification activities, were Ps. 47.3.

7

Commercial activities contributed an incremental Ps. 29 million (+19.1%). The line items that had the largest variations were:

▪	Revenue from retailers (+58.5%; +Ps. 11 million), as a result of increased passenger traffic, new stores, and changes in the mix of stores since 4Q15, including three new stores in 4Q16.

8

▪	Restaurants (+47.6%; +Ps. 8 million), principally as a result of increased participation revenues from the effect of higher passenger volumes and openings since 4Q15, including three new restaurants in 4Q16.
▪	Car rental (+43.7%; +Ps. 7 million), as a result of increased participation revenues and nine openings in five airports in 4Q16.

Diversification activities contributed an additional Ps. 22 million (+20.0%). The most important contributions came from hotel services (+12.6%; +Ps. 9 million) and OMA Carga (+30.8%; +Ps.9 million).

Complementary activities generated an increase of Ps. 3 million (+6.6%), principally because of higher revenues from checked baggage screening.

Construction revenues were Ps. 154 million and represent the value of improvements to concession assets made during the quarter. They are equal to construction costs recognized, and generate neither a gain nor a loss. (See Notes to the Financial Information.)

Total revenues, including construction revenues, increased 29.9% to Ps. 1,569 million in 4Q16.

9

Costs and Operating Expenses

The total cost of airport services and general and administrative expenses, excluding those related to the hotels and industrial park, increased 16.7%, largely because of an increase in subcontracted services, as a result of contractual increases for security services and renewal of the cleaning contract, and costs and expenses related to the operation and support of the SAP system.

The major maintenance provision was a charge of Ps. 82 million in 4Q16, resulting from changes in the estimated increases in the National Producer Price Index (INPP), while in 4Q15 there was a credit of Ps. 18 million as a result of a reduction in the liability after the major maintenance requirements for the 2016-20 MDP period were defined. The balance of the maintenance provision as of December 31, 2016 was Ps. 670 million, compared to Ps. 604 million at the end of 2015.

Construction costs are equal to construction revenues and generate neither a gain nor a loss.

The airport concession tax increased 13.6% as a result of the growth in revenues.

The technical assistance fee increased 35.6% to Ps. 35 million, as a result of the growth in EBITDA. (See Notes to the Financial Information for the calculation base).

As a result of the foregoing, total operating costs and expenses increased 40.2% to Ps. 839 million. The increase resulted principally for increases in the major maintenance provision and construction costs, reflecting the high level of new investment expenditures in the 2016-20 MDP and the pace of execution of works and advances in projects.

10

Adjusted EBITDA and Operating Income

As a result of the Company’s continuing initiatives to increase revenues and control costs and expenses, Adjusted EBITDA increased 35.2% to Ps. 879 million. The Adjusted EBITDA margin rose 378 basis points to 62.2%. (See Notes to the Financial Information for additional discussion of Adjusted EBITDA.)

Operating income rose 19.9% to Ps. 730 million, with an operating margin of 46.5%.

11

Financing Income (Expense)

OMA recorded net Financing income of Ps. 42 million, as compared to an expense in 4Q15. The variation was principally the result of an increase of interest income of Ps.156 million, from the effect of updating the major maintenance provision from an increase in the discount rate, reflecting market conditions.

Taxes

Taxes were Ps. 203 million. Cash tax payments increased to Ps. 198 million as a result of an increase in the taxable base. The effective tax rate was 26.3%.

Net Income

Consolidated net income increased 43.7% to Ps. 569 million.

Earnings per share, based on net income of the controlling interest, were Ps. 1.44, or US$0.56 per ADS. Each ADS represents eight Series B shares. (See Annex Table 3.)

12

MDP,Strategic Investment, and Quality Improvement Expenditures

OMA maintains its firm commitment to provide services of the highest quality to its passengers and airline clients in all thirteen airports. As a result, we are constantly undertaking maintenance projects, development and optimization of infrastructure, and acquisition and repair of equipment, in accordance with domestic and international standards of quality, safety, and airport operation, in a framework of sustainability. Total 4Q16 investment expenditures for capital expenditures, major maintenance, and other non-capitalized expenses included in the MDP and strategic investments3 were Ps. 277 million, and included principally Ps. 154 million in improvements to concessioned assets, Ps. 65 million for major maintenance, Ps. 1 million for other non-capitalized concepts, and Ps. 57 million for strategic investments.

The MDP investment commitment for 2016 in the 13 airports was Ps. 1,352 million.4 As of the end of 2016,, all the works for planned for 2016 had been contracted.

The most important investment expenditures in 4Q16 included:

3 The amounts for MDP and strategic investments include works, services, and paid and unpaid acquisitions; the latter are included in accounts payable for the period.

4 In Pesos of December 31, 2015 purchasing power.

13

Debt

As of December 31, 2016, total debt was Ps. 4,694 million and net debt was Ps. 1,688 million. The ratio of net debt to Adjusted EBITDA was 0.51. Of total debt, 96% was denominated in Mexican pesos, and 4% in U.S. dollars.

Derivative Financial Instruments

As of the date of this report, OMA has no derivatives exposure.

Cash Flow Statement

For the full year 2016, operating activities generated cash of Ps. 2,113 million, a 2.1% increase compared to 2015. The increase resulted principally from increased operating income, which was partially offset by higher taxes and an increase in accounts receivable. The latter reflected the increased volume of operations and invoicing, principally for passenger charges. The main airlines are operating with payment terms of 60 days for this charge. Cash generated from operating activities was used principally to pay dividends and make the investment expenditures under the MDP (improvements to concessioned assets, major maintenance, and other minor items).

Investing activities used cash of Ps. 198 million. The most important inflows were Ps. 93 million in interest income, a Ps. 60 million gain on investments held to maturity, and Ps. 22 million from the sale of land not related to the concessions. Outflows included Ps. 212 million for improvements to concessioned assets, Ps. 115 million in land, property, plant, machinery and equipment, and Ps. 46 million for other assets.

14

Financing activities generated an outflow of Ps. 1,514 million. The most important item was payment of a cash dividend of Ps. 1,372 million (net of share repurchases) in 2Q16.

Cash increased Ps. 401 million during 2016. The balance of cash and cash equivalents was Ps. 3,006 million as of December 31, 2016. (See Annex Table 4).

Material and Subsequent Events

New OMA Carga In-Bond Warehouse: The new 1,650 m2 in-bond warehouse at the Monterrey airport received official certification and started operations in February 2017. This facility doubles OMA Carga’s operating capacity.

The Reynosa airport began construction of a new terminal building: The new building will have a capacity to serve more than one million passengers per year, in a two-level building of more than 8,000 m2. Construction is expected to require 20 months, with an estimated investment of Ps. 302 million.

The Chihuahua airport began work on the expansion and remodeling of its terminal building: The total project has an area of 15,253 m2, and will be carried out over a period of 20 months. The expansion will increase the airport’s capacity to 1.7 million passengers per year. The estimated investment is Ps. 308 million.

OMA celebrates its 10th anniversary as a publicly listed company: OMA celebrated its 10th Anniversary as a publicly-listed company on the Mexican Stock Exchange and the Nasdaq Stock Market in New York. Diego Quintana, Chairman of OMA’s Board, and Porfirio González, OMA’s CEO, presided at the ceremony, accompanied by other officers of the Company.

The San Luis Potosí airport began work on the expansion and remodeling of its terminal building: The project includes an expansion of 8,600 m2 and the remodeling of 4,100 m2. These improvements will increase the airport terminal’s capacity to 1.2 million passengers per year, in a two level building totaling 13,000 m2. The estimated investment is Ps. 400 million.

15

OMA is recognized as the Number 1 company in the Great Place to Work (GPTW) rankings in the Northeast region: For the fifth consecutive year, OMA was awarded certification as a Great Place to Work, as awarded by the Instituto Great Place to Work (GPTW) México in the northeastern region, from a total of 100 companies evaluated.

Aerodrome Certification for the Zihuatanejo airport: On October 11, 2016, Zihuatanejo received its “Civil Aerodrome Certification” authorized by the Ministry of Communications and Transportation (SCT) through the Directorate General for Civil Aviation (DGAC).

OMA (NASDAQ: OMAB; BMV: OMA) will hold its 4Q16 earnings conference call on February 28, 2017 at 11 am Eastern time, 10 am Mexico City time.

The conference call is accessible by calling 1-888-437-9445 toll-free from the U.S. or 1-719-325-2429 from outside the U.S. The conference ID is 1273018 A taped replay will be available through March 7, 2017 at

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

16

Annex Table 1

Passenger Traffic

(Terminal Passengers - Excludes Transit Passengers)

Total Passengers	4Q15	4Q16	% Var	2015	2016	% Var
Acapulco	184,508	176,210	(4.5)	730,382	718,493	(1.6)
Ciudad Juárez	230,327	287,277	24.7	863,760	1,102,855	27.7
Culiacán	396,470	486,901	22.8	1,432,315	1,726,654	20.5
Chihuahua	290,203	356,562	22.9	1,110,513	1,305,961	17.6
Durango	92,454	106,130	14.8	315,835	424,415	34.4
Mazatlán	225,589	262,996	16.6	853,409	973,440	14.1
Monterrey	2,155,885	2,388,115	10.8	8,461,917	9,178,533	8.5
Reynosa	129,340	148,439	14.8	507,186	563,952	11.2
San Luis Potosi	109,521	134,055	22.4	444,469	504,313	13.5
Tampico	196,427	180,634	(8.0)	763,744	717,599	(6.0)
Torreón	155,241	173,805	12.0	556,449	646,898	16.3
Zacatecas	81,948	88,761	8.3	320,065	343,136	7.2
Zihuatanejo	123,962	130,390	5.2	562,099	557,389	(0.8)
Total	4,371,875	4,920,275	12.5	16,922,143	18,763,638	10.9

Domestic Passengers	4Q15	4Q16	% Var	2015	2016	% Var
Acapulco	175,467	166,486	(5.1)	677,698	664,418	(2.0)
Ciudad Juárez	230,076	286,492	24.5	862,958	1,094,315	26.8
Culiacán	393,135	477,894	21.6	1,416,272	1,699,649	20.0
Chihuahua	263,205	330,380	25.5	998,261	1,197,408	19.9
Durango	86,304	92,134	6.8	293,030	375,735	28.2
Mazatlán	154,610	185,847	20.2	574,480	694,875	21.0
Monterrey	1,821,385	2,060,207	13.1	7,144,856	7,917,628	10.8
Reynosa	129,195	148,277	14.8	506,674	563,354	11.2
San Luis Potosi	77,924	96,200	23.5	314,207	357,965	13.9
Tampico	185,350	169,753	(8.4)	717,587	674,766	(6.0)
Torreón	141,436	160,275	13.3	502,142	592,140	17.9
Zacatecas	57,203	60,551	5.9	209,915	223,166	6.3
Zihuatanejo	77,568	84,881	9.4	332,920	332,527	(0.1)
Total	3,792,858	4,319,377	13.9	14,551,000	16,387,946	12.6

International Passengers	4Q15	4Q16	% Var	2015	2016	% Var
Acapulco	9,041	9,724	7.6	52,684	54,075	2.6
Ciudad Juárez	251	785	212.7	802	8,540	964.8
Culiacán	3,335	9,007	170.1	16,043	27,005	68.3
Chihuahua	26,998	26,182	(3.0)	112,252	108,553	(3.3)
Durango	6,150	13,996	127.6	22,805	48,680	113.5
Mazatlán	70,979	77,149	8.7	278,929	278,565	(0.1)
Monterrey	334,500	327,908	(2.0)	1,317,061	1,260,905	(4.3)
Reynosa	145	162	11.7	512	598	16.8
San Luis Potosi	31,597	37,855	19.8	130,262	146,348	12.3
Tampico	11,077	10,881	(1.8)	46,157	42,833	(7.2)
Torreón	13,805	13,530	(2.0)	54,307	54,758	0.8
Zacatecas	24,745	28,210	14.0	110,150	119,970	8.9
Zihuatanejo	46,394	45,509	(1.9)	229,179	224,862	(1.9)
Total	579,017	600,898	3.8	2,371,143	2,375,692	0.2

See Notes to the Financial Information

17

Annex Table 2

18

Annex Table 3

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Statement of Income
(Thousands of Pesos)

	4Q15	4Q16	% Var	2015	2016	% Var
Revenues						
Aeronautical Revenues	806,699	1,053,859	30.6	3,033,130	3,872,735	27.7
Non-Aeronautical Revenues	307,812	361,107	17.3	1,111,541	1,332,762	19.9
Aeronautical Revenues + Non-Aeronautical Revenues	1,114,511	1,414,966	27.0	4,144,671	5,205,497	25.6
Construction Revenues	92,635	153,591	65.8	347,988	326,209	(6.3)
Total Revenues	1,207,146	1,568,557	29.9	4,492,659	5,531,706	23.1
Operating Costs						
Cost of Services	217,778	233,454	7.2	836,133	900,141	7.7
Administrative Expenses	161,061	203,017	26.0	562,055	646,078	14.9
Major Maintenance Provision	(19,795)	81,808	n.a.	174,293	262,871	50.8
Construction Costs	92,635	153,591	65.8	347,988	326,209	(6.3)
Concession Taxes	58,284	66,203	13.6	209,771	244,215	16.4
Technical Assistance Fee	26,062	35,335	35.6	97,818	117,987	20.6
Depreciation and Amortization	61,779	68,189	10.4	238,809	276,634	15.8
Other expenses (Revenues) - Net	675	(2,542)	n.a.	(10,763)	(25,983)	141.4
Total Operating Costs and Expenses	598,479	839,055	40.2	2,456,104	2,748,152	11.9
Operating Income	608,667	729,502	19.9	2,036,555	2,783,554	36.7
Operating Margin (%)	50.4%	46.5%		45.3%	50.3%	
Financing (Expense) Income:						
Interest Income	25,115	181,524	622.8	80,740	236,938	193.5
Interest (Expense)	(92,840)	(124,534)	34.1	(334,764)	(368,032)	9.9
Exchange Gain (Loss) - Net	10,997	(14,552)	n.a.	(33,784)	(29,177)	(13.6)
Total Financing (Expense) Income	(56,728)	42,438	n.a.	(287,808)	(160,271)	(44.3)
Income before Taxes	551,939	771,940	39.9	1,748,747	2,623,283	50.0
Income Tax	155,844	202,708	30.1	512,110	746,782	45.8
Consolidated Net Income	396,095	569,232	43.7	1,236,637	1,876,501	51.7
Other Comprehensive Income:						
Actuarial Gains (Losses)	(1,286)	3,533	n.a.	(1,286)	3,533	n.a.
Deferred Tax Effect	386	(1,060)	n.a.	386	(1,060)	n.a.
Consolidated Comprehensive Income	395,195	571,705	44.7	1,235,737	1,878,974	52.1
Consolidated Net Income attributable to:						
Non-Controlling Interest	419	2,575	514.6	2,865	6,314	120.4
Controlling Interest	395,676	566,657	43.2	1,233,772	1,870,187	51.6
Consolidated Comprehensive Income attributable to:						
Non-Controlling Interest	419	2,575	514.6	2,865	6,314	120.4
Controlling Interest	394,776	569,130	44.2	1,232,872	1,872,660	51.9
Weighted Average Shares Outstanding	392,586,062	393,769,741		393,826,266	392,784,322	
EPS (Ps.)	1.01	1.44	42.8	3.13	4.76	52.0
EPADS (US$)	0.46	0.56	19.8	1.45	1.84	27.5
EBITDA	670,446	797,691	19.0	2,275,364	3,060,188	34.5
EBITDA Margin (%)	55.5%	50.9%		50.6%	55.3%	
Adjusted EBITDA	650,651	879,499	35.2	2,449,657	3,323,059	35.7
Adjusted EBITDA Margin (%)	58.4%	62.2%		59.1%	63.8%	

See Notes to the Financial Information

19

Annex Table 4

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Cash Flow Statement

(Thousands of Pesos)

	As of December 31, 2015	2016	% Var.
Operating Activities			
Consolidated Net Income	**1,236,637**	**1,876,501**	**51.7**
Income Tax	512,110	746,781	45.8
Doubtful Accounts Provision	(1,103)	749	n.a.
Items in Results Related to Investing Activities			
Depreciation and Amortization	238,809	276,634	15.8
(Profit) / Loss on Sales of Machinery and Equipment - Net	(140)	(22,250)	15792.9
Major Maintenance Provision	174,293	262,871	50.8
Interest Income	(80,740)	(104,961)	30.0
Net Present Value of Major Maintenance Provision	8,268	(94,072)	n.a.
Items in Results Related to Financing Activities			
Interest Expense	326,406	330,126	1.1
Non-Paid Exchange Fluctuation	40,122	36,791	(8.3)
	2,454,751	**3,309,171**	**34.8**
Changes in:			
Trade Accounts Receivable - Net	(69,792)	(324,094)	364.4
Recoverable Taxes	60,296	(11,643)	n.a.
Other Accounts Receivable	(17,502)	(188,412)	976.5
Accounts Payable	15,143	(116,755)	n.a.
Taxes and Accrued Expenses	(41,231)	67,499	n.a.
Taxes Paid	(308,223)	(581,986)	89.1
Accounts Payable to Related Parties	(3,867)	(2,335)	(39.6)
Major Maintenance Provision	(171,647)	(102,850)	(40.1)
Other Long-Term Liabilities	151,402	66,044	(56.4)
Net Flow from Operating Activities	**2,069,330**	**2,112,639**	**2.1**
Investment Activities			
Land, Building, Machinery and Equipment Acquisition	(134,071)	(115,288)	(14.0)
Investment in Airport Concessions	(321,206)	(212,185)	(33.9)
Other Assets	(51,701)	(46,456)	(10.1)
Proceeds from Sale of Land, Machinery and Equipment	274	22,250	8,020.4
Other Investments Held to Maturity	(60,445)	60,445	(100.0)
Interest Income	73,914	93,383	26.3
Net Flow from Investing Activities	**(493,235)**	**(197,851)**	**(59.9)**
Cash Flow before Financing Activities	**1,576,095**	**1,914,788**	**21.5**
Financing Activities			
Repurchase of Shares	(244,293)	184,370	n.a.
Loans - Paid	(52,765)	(58,875)	11.6
Interest Expense	(324,471)	(312,796)	(3.6)
Increase in the Non-Controlling Interest	27,314	44,750	63.8
Dividends Paid	-	(1,371,641)	n.a.
Capital Reimbursement Paid	(1,184,834)	-	(100.0)
Net Cash Flow from Financing Activities	**(1,779,049)**	**(1,514,192)**	**(15)**
Net Increase (Reduction) in Cash and Cash Equivalents	**(202,953)**	**400,596**	**n.a.**
Cash and Equivalents at Beginning of Period	2,808,149	2,605,196	(7.2)
Cash and Equivalents at End of Period	**2,605,196**	**3,005,792**	**15.4**

See Notes to the Financial Information

20

Annex Table 5

21

Annex Table 6

Unaudited Operating Results by Airport

Thousand Passengers and Thousand Pesos

Monterrey	4Q15	4Q16	2015	2016
Total Passengers	2,155.9	2,388.1	8,461.9	9,178.5
Total Revenues	560,301	713,052	2,063,991	2,509,421
Aeronautical Revenues	380,437	497,505	1,443,511	1,803,225
Non- Aeronautical Revenues	146,963	167,196	549,681	627,128
Construction Revenues	32,901	48,351	70,999	79,068
Income from Operations	81,913	133,318	365,467	473,917
EBITDA	96,436	168,663	466,151	614,726

Culiacán	4Q15	4Q16	2015	2016
Total Passengers	396.5	486.9	1,432.3	1,726.7
Total Revenues	88,194	119,652	335,317	411,502
Aeronautical Revenues	73,181	99,512	255,921	351,125
Non- Aeronautical Revenues	12,016	15,928	45,338	54,459
Construction Revenues	2,997	4,212	34,058	5,918
Income from Operations	(948)	23,288	40,764	79,875
EBITDA	13,523	31,962	80,000	107,131

Chihuahua	4Q15	4Q16	2015	2016
Total Passengers	290.2	356.6	1,110.5	1,306.0
Total Revenues	67,757	100,992	247,980	347,149
Aeronautical Revenues	53,061	76,197	196,033	272,949
Non- Aeronautical Revenues	12,491	16,344	48,179	58,139
Construction Revenues	2,206	8,450	3,769	16,061
Income from Operations	(7,886)	17,599	26,553	64,259
EBITDA	10,987	29,250	68,824	104,178

Ciudad Juárez	4Q15	4Q16	2015	2016
Total Passengers	230.3	287.3	863.8	1,102.9
Total Revenues	51,141	75,657	188,768	256,465
Aeronautical Revenues	40,380	58,352	146,201	208,080
Non- Aeronautical Revenues	8,554	10,388	33,055	38,480
Construction Revenues	2,208	6,917	9,512	9,905
Income from Operations	2,938	14,384	28,594	48,479
EBITDA	15,742	22,132	68,517	82,857

Mazatlán	4Q15	4Q16	2015	2016
Total Passengers	225.6	263.0	853.4	973.4
Total Revenues	67,634	70,733	255,711	292,736
Aeronautical Revenues	45,388	15,920	168,703	221,605
Non- Aeronautical Revenues	9,239	22,461	45,521	51,605
Construction Revenues	13,007	-	41,487	19,527
Income from Operations	9,204	15,920	40,171	55,053
EBITDA	(12,974)	22,461	49,709	85,000

Acapulco	4Q15	4Q16	2015	2016
Total Passengers	184.5	176.2	730.4	718.5
Total Revenues	50,152	86,588	253,979	268,050
Aeronautical Revenues	33,363	35,663	138,309	149,266
Non- Aeronautical Revenues	8,936	10,038	33,800	36,915
Construction Revenues	7,852	40,887	81,869	81,869
Income from Operations	(3,631)	9,119	21,330	39,461
EBITDA	15,294	17,313	61,687	61,687

Zihuatanejo	4Q15	4Q16	2015	2016
Total Passengers	124.0	130.4	562.1	557.4
Total Revenues	51,483	40,884	202,832	195,588
Aeronautical Revenues	26,935	32,623	128,736	141,160
Non- Aeronautical Revenues	6,034	6,966	26,153	28,729
Construction Revenues	18,514	1,294	57,943	25,699
Income from Operations	12,579	11,247	27,338	35,945
EBITDA	2,992	19,773	42,338	69,795

Other six airports	4Q15	4Q16	2015	2016
Total Passengers	764.9	831.8	2,907.7	3,200.3
Total Revenues	200,219	288,816	740,263	947,642
Aeronautical Revenues	157,588	199,919	579,883	744,020
Non- Aeronautical Revenues	29,684	31,611	112,030	120,744
Construction Revenues	12,946	57,286	48,350	82,877
Income from Operations	23,904	70,368	117,508	144,459
EBITDA	(2,231)	139,916	209,309	268,036

Consorcio Grupo Hotelero T2 (1)	4Q15	4Q16	2015	2016
Revenues	59,007	60,400	212,488	228,404
Income from Operations	17,592	19,300	60,142	68,556
EBITDA	22,740	24,414	80,648	88,815

Consorcio Hotelero Aeropuerto Monterrey (1)	4Q15	4Q16	2015	2016
Revenues	14,032	21,721	16,882	83,846
Income from Operations	(110)	5,677	(984)	22,223
EBITDA	893	8,140	179	31,371

OMA VYNMSA Aero Industrial Park	4Q15	4Q16	2015	2016
Revenues [2]	0	2,559	0	4,952
Income from Operations	(1,620)	308	(2,297)	(3,063)
EBITDA	(416)	1,918	(1,093)	354

[1] Includes results of other equity-method subsidiaries

[2] Includes cost recoveries

See Notes to the Financial Information

22

Annex Table 7

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

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Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

In December 2015, OMA elected early adoption of the amendments established by International Accounting Standard 27 (IAS 27), which allows for early adoption and retroactive application of the equity method of accounting for investments in subsidiaries, associates and joint ventures in OMA’s separate (holding company) financial statements. The change does not affect OMA’s consolidated results; it only affects the financial statements of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., on a legal-entity basis, which is the basis on which the annual Shareholders’ Meeting will allocate results for the period.

Adjusted EBITDA: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. Adjusted EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity, or as an alternative to EBITDA.

Adjusted EBITDA margin: OMA calculates this margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from fourth parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from fourth party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax (DUAC): This tax, the Derecho de Uso de Activos Concesionados, is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Checked Baggage Screening: During 2012, OMA began to operate checked baggage screening in its 13 airports in order to increase airport security and in compliance with the requirements of the Civil Aviation General Directorate (DGAC). This screening uses the latest technology and is designed to detect explosives in checked baggage. The cost of maintenance of the screening equipment is considered a regulated activity and will be recovered through the maximum rates, while the operational aspects are assessed as a non-regulated service charge. In accordance with the Civil Aviation Law and the regulations issued by the DGAC, the primary responsibility for damages and losses

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      resulting from checked baggage lies with the airline. Notwithstanding the foregoing, OMA may be found jointly liable with the airline through a legal proceeding if and when all of the following elements are proven: a) occurrence of an illegal act, b) caused by the willful misconduct or bad faith of our subsidiary OMA Servicios Complementarios del Centro Norte, S.A. de C.V., and c) related to or occurring during the baggage screening undertaken by OMA Servicios Complementarios del Centro Norte, S.A. de C.V.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

EBITDA: For the purposes of this report, OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. However, it should be noted that EBITDA is not defined under IFRS, and may be calculated differently by different companies.

Employee Benefits: IFRS 19 (modified) “Employee Benefits” requires that cumulative actuarial gains and losses from pension obligations be recognized immediately in comprehensive income. These gains and losses arise from the actuarial estimates used for calculating pension liabilities as of the date of the financial statements.

IAS 34 “Interim Financial Reporting”: This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

International Financial Reporting Standards (IFRS): Financial statements and other information are presented in accordance with IFRS and their Interpretations. The financial statements for the year ended December 31, 2010 were the last statements prepared in accordance with Mexican Financial Reporting Standards.

Major Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s estimates of the disbursements it needs to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the next five years are committed investments.

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Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every nine months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH Collection T2 hotel: The NH Collection hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include revenues derived from commercial activities such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others; diversification activities, such as the Hotel NH Terminal 2; and complementary activities, such as checked baggage screening.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passengers that pay passenger charges (TUA): Departing passengers, excluding connecting passengers, diplomats, and infants.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Balance sheet numbers are compared to the balances at the end of the prior year.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Technical Assistance Fee: Until June 13, 2015, this fee was charged as the higher of US$3.0 million per year or 5% of EBITDA before technical assistance. With the signing of an Amendment to the Technical Assistance and Technology Transfer Agreement effective June 14, 2015, the annual fee is charged as the higher of US$ 3.0 million per year or 4% of EBITDA for the fourth three years and 3% for the final two years of the agreement. For the purposes of this calculation, consolidated EBITDA before technical assistance takes into account only the subsidiaries holding the airport concessions or that provide personnel services directly or indirectly to the airports.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

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This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: February 28, 2017